Exhibit 19.1

Associated Capital Group, Inc., GAMCO Investors, Inc. & Affiliates

Insider Trading

(This section pertains to all affiliated entities)

I.	Introduction

These supervisory procedures are intended to detect and prevent the misuse of material nonpublic information by the Company and its employees.

The roles of the Compliance Committee and the Legal/Compliance Department are critical to the development, implementation and maintenance of policies and procedures against insider trading.

II.	Education

The Legal/Compliance Department will provide, on a regular basis, in connection with the Company's continuing education program, information regarding the Company's insider trading policies and procedures, such as the scope of the policies and procedures and examples of what constitutes material nonpublic information. Employees will be instructed not to make final determinations as to what constitutes material nonpublic information and to report all contact with significant nonpublic information to the Legal/Compliance Department. The Legal/Compliance Department will also answer any questions that employees may have regarding the Company's policies and procedures.

Whenever appropriate, the Legal/Compliance Department will distribute bulletins or notices to employees explaining recent regulatory or legal developments regarding the prohibition against insider trading, such as SEC enforcement actions involving insider trading, and provide guidance in light of these developments.

III.	Counseling Employees

The General Counsel or, in the absence of the General Counsel, another attorney or the Compliance Officer, will resolve all issues of whether any information received by an employee of the Company is material and nonpublic. As soon as practical under the circumstances, the Legal/Compliance Department will notify the employee as to whether the information is material and nonpublic. The Legal/Compliance Department will also counsel the person as to what steps, if any, must be taken in light of the determination.

IV.	Preventing Misuse of Inside Information

A.	Acquisition of Material Nonpublic Information

Whenever the General Counsel determines that an employee has come into possession of material nonpublic information, the General Counsel will either ensure that trading in the affected securities is completely restricted until sufficient time passes so that the information is no longer material or nonpublic information or will institute procedures to quarantine the material nonpublic information and monitor trading in the affected securities. The following factors will be considered in determining whether it will be sufficient to quarantine the material nonpublic information or whether trading in the issuer's securities should be completely restricted:

•	the nature of the material nonpublic information;

•	how many employees are in possession of the material nonpublic information;

•	whether any possessors of the material nonpublic information exercise investment discretion or participate in the investment decision-making process;

•	the known relationships between the possessors of the material nonpublic information and persons who participate in the investment decision-making process; and

•	whether there are any indications of misuse of material nonpublic information.

If it is determined to quarantine the material nonpublic information and not completely restrict trading in the issuer's securities, the possessors of the material nonpublic information will be instructed (1) not to communicate the information to anyone else; (2) to keep any written materials reflecting the material nonpublic information in locations that will ensure their confidentiality, such as a locked file; (3) not to purchase or sell any of the affected securities; and (4) not to make any recommendations concerning the purchase or sale of the affected securities. In addition, the Compliance Officer will monitor trading in the issuer's securities. Any suspicious or unusual trading in the issuer's securities will be reported to the General Counsel.

B.	Research Activity

The initial decision to prepare a research report must be communicated by the analyst or the Director of Research (or his delegate) to the Compliance Officer. As an additional step, the Legal/Compliance Department will check periodically with the Research Department to determine the status of pending research activity and any reports contemplated for the week. The Compliance Officer will restrict trading for all personal and proprietary accounts in an issuer which is the subject of a research report that is being prepared.

A draft research report, when not being worked on, will be kept in a location that will ensure its confidentiality, such as a locked file. Prior to publication, a draft report will only be circulated within the Research Department, to the Chief Investment Officer and to the Legal/Compliance Department. Exceptions may only be made with the approval of the General Counsel or the Compliance Officer.

When the printed report is released and announced to the Company's sales personnel, the security will continue to be restricted for the account(s) of an analyst covering a security, the account(s) of an analyst’s supervisor and the account(s) for managed staff of an analyst for at least two regular trading hours following the dissemination of a research report.

Daily Morning Meeting Notes containing securities recommendations may be disseminated to the public following the morning meeting. If a Research Note contains a rating change, the security involved will be restricted for the account(s) of an analyst covering a security, the account(s) of an analyst’s supervisor and the account(s) for managed staff of an analyst for at least two regular trading hours following the dissemination of a research note. If a Research Note contains no new research information or change in rating, no restriction will apply.

Morning Meeting Notes or research reports not intended for public distribution should be labeled "For Internal Use Only" or a similar label. If an issuer is the subject of research that is not intended for public distribution, no restrictions will apply.

C.	Closed-End Investment Companies

Because Gabelli Funds, LLC acts as the investment adviser to publicly-traded closed-end registered investment companies ("closed-end funds"), the Company and its employees will on occasion come into contact with material nonpublic information concerning the securities of the closed-end funds. This information may consist of, among other things, unannounced dividends, rights offerings or share repurchase plans.

The designated officers of the closed-end funds will be required to report any significant nonpublic information concerning the closed-end funds to the General Counsel. If the General Counsel determines that there is material nonpublic information regarding a closed-end fund, trading in the fund will be restricted.

As an additional precaution, the securities of a closed-end fund will be restricted the day of a meeting of the board of directors.

D.	Control Relationships

The Compliance Officer will restrict trading in any issuer that, in the opinion of the General Counsel, is under common control with the Company.

E.	Outside Officer/Director Positions

The Compliance Officer will restrict trading for all accounts in any issuer (other than a registered investment company) for whom an officer, director or employee of the Company with primary or supporting responsibility for investment decision-making serves as officer or director, for the duration of that person's service as officer or director. Any material changes to this paragraph may only be made after approval from outside counsel and the Boards of Directors of G.research, LLC and GAMCO Asset Management, Inc.

F.	Trading in the Securities of Associated Capital Group, Inc. and GAMCO Investors, Inc.

The securities of Associated Capital Group, Inc. (AC) is publicly traded on the New York Stock Exchange and the securities of GAMCO Investors, Inc. (GAMI) is publicly traded over-the- counter. Therefore, the proscriptions regarding the misuse of material, nonpublic information apply equally to them. Restrictions on trading the securities of AC and GAMI are discussed in Section M of the Supervisory Policies and Procedures Manual.

G.	Investor Conferences

G.research, LLC (G.research, “the firm”) investor conferences bring together corporate leaders, G.research staff and institutional investors to explore securities, market and sector trends. The conferences consist of formal presentations made by a number of companies that are invited to present, usually in a fire side chat format with firm research analysts that lead the discussion. Companies in a particular market sector (i.e. Aerospace & Defense) are invited to present at industry conferences organized by G.research. Research analysts extend the invitation to present at our conferences to company management of companies that are covered and not covered by the firm. The institutional sales representatives invite G.research clients and prospective clients to the investor conferences and may arrange one on one meetings at the conference. Additionally, the firm will occasionally organize investor conference with firm research analysts on a specific subject or market event and institutional investors are invited to call in. All G.research conferences are by invitation only and the audiences at the conferences are comprised of G.research clients, potential clients and staff. Should the presenting companies unintentionally provide information that may be material and non-public, our staff is instructed to follow the firm’s Inside Information and Trading policy. A list of presenting companies and attendee list for each investor conference is maintained by the head of Institutional Sales.

H.	Non-Deal Road Shows

G.research, LLC (G.research, the firm) conducts “non-deal road show” for the purpose of providing access to corporate management to clients of the firm and prospective clients in a company when no particular offering is planned.

The non-deal road shows G.research arranges consists of presentations made by company management to members of buy-side market participants such as institutional investor groups and money managers. The non-deal road show is designed to provide these market participants a chance to meet management and assess their capabilities.

The non-deal road show usually involves a period of multiple meetings and presentations in one or more cities over a one-to two day period. The road shows are generally live meetings and presentations can vary in length and depth depending on the size of the particular audience.

G.research non-deal road shows are by invitation only and the audience at the road shows is comprised of G.research clients, potential clients and the escorting G. research staff member. Should the company management unintentionally provide information that may be significant and non-public, our staff is instructed to follow the firm’s policy on Inside Information and Trading.

The G.research non-deal road shows complement our investor conference schedule in a manner designed to maximize investor exposure with company management. A list of presenting companies, the presenting executive name(s), the date and city, the attendee list and type of attendee (institutional/retail client or prospective client) and the accompanying staff member(s) for each non-deal road show is maintained by the head of Institutional Sales.

V.	Restricted List

A.	Maintenance of Restricted List

The Compliance Officer will oversee the preparation of a "Restricted List" as often as necessary and generally on a daily basis. The Restricted List will be comprised of at least two categories - "Restricted for All Accounts" and "Restricted for Personal/Proprietary Accounts."

The Restricted List will clearly identify new additions to the Restricted List by, for example, putting new additions in bold face type.

Any trading in a security Restricted for All Accounts will be permitted with the prior approval of the General Counsel or, in the absence of the General Counsel, with the prior approval of a designated Compliance Officer of the Compliance Committee. For example, truly unsolicited, non-discretionary customer orders for transactions in a restricted security generally may be approved. Any trading in a security Restricted for Personal/Proprietary Accounts will be permitted for a personal or proprietary account with the prior approval of the General Counsel or, in the absence of the General Counsel, with the prior approval of a designated Compliance Officer of the Compliance Committee.

B.	Distribution of Restricted List

The Compliance Officer will oversee the distribution of the Restricted List. The Compliance Officer will ensure that there is targeted, sufficient and timely distribution of the Restricted List to appropriate personnel. The Compliance Officer will maintain a list of the individuals who will regularly receive copies of the Restricted List.

C.	Documentation

The Compliance Officer will oversee the preparation of a Supplemental Restricted List to be distributed among Compliance personnel with the reasons for the placement of securities on the Restricted List as often as necessary and generally on a daily basis. The Supplemental Restricted List will provide various reasons for restricting trading, e.g., based on preparation of a research report or based on the acquisition of confidential information, and will state whether the securities are restricted for all accounts or only for personal and proprietary accounts. In addition, the Supplemental Restricted List will identify restricted securities for the account(s) of an analyst covering a security, the account(s) of an analyst’s supervisor and the account(s) for managed staff of an analyst. Both Restricted Lists will be maintained by the Legal/Compliance Department for at least three years.

VI.	Confidentiality

The Legal/Compliance Department will ensure that material nonpublic information is kept confidential to the extent possible given the nature of the Company's business and the needs for access to the information.

VII.	Monitoring Trading

With a view to detecting insider trading, the Compliance Officer will monitor the trading activity of the Company and its employees for their own accounts and the accounts of others. The Compliance Officer will review, among other things, whether any trading took place in securities on the Restricted List, whether any unusual trading occurred before any large transactions, or series of transactions, for the accounts of clients or customers of the Company.

Sanctions

If it is determined that a person misused material nonpublic information or violated the Company's insider trading policies and procedures, the Firm will impose whatever sanctions the Committee deems appropriate, including, among other things, disgorgement of profit, fines, censure, suspension or termination of employment.

VIII.	10b5-1 Trading Plans

Any 10b5-1 trading plans entered into by Officer, Directors or employees: (i) must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of the SEC’s rules, (ii) may only be established when such person is not in possession of material non-public information and during an open trading window and (iii) may not permit such person to exercise any subsequent influence over how, when or whether any purchases or sales are made. The person who entered into such trading plan must act in good faith with respect to such plan or other trading arrangement.

All persons are required to request and obtain approval from the Legal & Compliance Department prior to the entry into, modification and/or termination of any written plan or arrangement complying with Rule 10b5-1 promulgated under the Exchange Act, and of any acquisition or disposition made in accordance with any such plan.